SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.        )

(RULE 13D-101)

U. S. HELICOPTER CORPORATION

(NAME OF ISSUER)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(TITLE OF CLASS OF SECURITIES)

90342H 10 0

(CUSIP NUMBER)

6 EAST RIVER PIERS, SUITE 216, DOWNTOWN MANHATTAN HELIPORT

NEW YORK, NY 10004

(212) 248-2002

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

April 30, 2009

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX.  ☒

*	THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON’S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE “FILED” FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (“ACT”) OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No. 90342H 10 0

1)	Name of Reporting Persons 154 West Aviation Enterprises, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds OO
5)	Check Box if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole voting power 0
8) Shared voting power 111,249,937
9) Sole dispositive power 0
10) Shared dispositive power 111,249,937

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 111,249,937
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13)	Percent of Class Represented by Amount in Row (11) 70.88%*
14)	Type of reporting person CO

*	As of November 10, 2008, the Issuer had 45,712,669 shares of common stock outstanding. The percentage reported in Row (13) is based upon the foregoing figure and assumes the following:

(i)	full exercise of warrants held by 154 West Aviation Enterprises, Inc. to purchase a total of 5,548,425 shares of the Issuer’s common stock; and

(ii)	full conversion of indebtedness of the Issuer held by 154 West Aviation Enterprises, Inc. in the aggregate amount of $2,321,583.27, to shares of the Issuer’s common stock at $0.022 per share.

CUSIP No. 90342H 10 0

1)	Name of Reporting Persons John F. Haskins
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds PF
5)	Check Box if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole voting power 0
8) Shared voting power 111,249,937
9) Sole dispositive power 0
10) Shared dispositive power 111,249,937

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 111,249,937
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13)	Percent of Class Represented by Amount in Row (11) 70.88%*
14)	Type of reporting person IN

*	As of November 10, 2008, the Issuer had 45,712,669 shares of common stock outstanding. The percentage reported in Row (13) is based upon the foregoing figure and assumes the following:

(iii)	full exercise of warrants held by 154 West Aviation Enterprises, Inc. to purchase a total of 5,548,425 shares of the Issuer’s common stock; and

(iv)	full conversion of indebtedness of the Issuer held by 154 West Aviation Enterprises, Inc. in the aggregate amount of $2,321,583.27, to shares of the Issuer’s common stock at $0.022 per share.

SCHEDULE 13D

U.S. HELICOPTER CORPORATION

Item 1	Security and Issuer:

Common Stock, par value $0.001, of U.S. Helicopter Corporation

U.S. Helicopter Corporation

6 East River Piers

Suite 216

Downtown Manhattan Heliport

New York, NY 10004

Item 2	Identity and Background:

(a)	154 West Aviation Enterprises, Inc.

John F. Haskins

(b)	400 N. LaSalle Street, Suite 3701, Chicago, Illinois 60654

(c)	Mr. Haskins is the President and sole stockholder of 154 West Aviation Enterprises, Inc.

(d)	Mr. Haskins has not been convicted in a criminal proceeding.

(e)	Neither Mr. Haskins nor 154 West Aviation Enterprises, Inc. is or has been during the last five years a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	154 West Aviation Enterprises, Inc. is a Delaware corporation.

Mr. Haskins is a citizen of the United States residing in Illinois.

Item 3.	Source and Amount of Funds or Other Consideration:

All beneficially owned securities reported in this Schedule 13D were acquired by 154 West Aviation Enterprises, Inc. in connection with a series of loans extended by it to the Issuer. These loans were fully funded by personal funds of Mr. Haskins.

Item 4.	Purpose of Transaction:

The securities were acquired for investment purposes.

Item 5.	Interest in Securities of the Issuer.

(a)	Between November 19, 2008 and May 1, 2009, 154 West Aviation Enterprises, Inc. (“154 West”) acquired warrants to purchase up to 5,548,425 shares of the Issuer’s common stock in connection with a series of loans extended by 154 West to the Issuer.

On April 30, 2009, 154 West agreed to extend the maturity dates of its existing loans in exchange for 175,000 shares of the Issuer’s common stock and the right to convert, at any time, the Issuer’s indebtedness to 154 West as of April 30, 2009 in the amount of $1,662,160 at $0.022 per share.

On May 1, 2009, 154 West extended another loan to the Issuer for an additional $659,423.27 and acquired the right to convert, at any time, such additional indebtedness to shares of common stock at $0.022 per share.

(b)	154 West shares the power to vote and dispose of all of its shares of the Issuer’s common stock with Mr. Haskins by virtue of Mr. Haskins being the sole stockholder of 154 West.

(c)	During the past 60 days, neither 154 West nor Mr. Haskins has sold or acquired any shares of the Issuer except as set forth above.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

None.

Item 7	Material to be Filed as Exhibits:

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2009

154 West Aviation Enterprises, Inc.

/s/ John F. Haskins
John F. Haskins
President